

NASDAQ: NBAN

Keefe, Bruyette & Woods

Community Bank Investor Conference

August 2, 2006

Presenters:
Terry L. Robinson, President & CEO
Michael W. Wengel , EVP, Chief Financial Officer

Safe Harbor Statement

- **This presentation contains forward-looking statements that are:**
  - Subject to contingencies & uncertainties,
  - Not a guarantee of future performance,
  - Based on assumptions that may change,
  - Not to be relied on unduly.
- **Many factors are beyond our ability to control or predict, including factors such as:**
  - Interest rate volatility.
  - Economic conditions.
  - Asset performance.
  - Ability to control costs.
  - Successful acquisition assimilation.
- **We assume no obligation to update this data.**
- **Please see risk factors in NBAN's SEC filings.**

North Bay BANCORP

A BRIEF HISTORY

- The Vintage Bank opened for business in Napa in January, 1985 with capital of $3.1 million

- A $2 million secondary offering was issued in 1994 to support organic growth

- North Bay Bancorp was formed in 1999

- Solano Bank opened in July 2000 with 3 offices, partially capitalized with a $5 million secondary offering

- Three Boards were merged & reduced in 2004; Charters merged in 2005; combined Board reduced to 11 in 2006

WHY INVEST IN NBAN?

- Board & Management

- Markets & Core Deposit Base

- Asset Quality

- Historical Consistency & Low Risk Profile

- EPS Growth Potential

DIRECTORS

David B. Gaw

Chairman, Attorney

Richard S. Long

Vice Chairman, CEO Regulus Group, LLC

Thomas N. Gavin

Financial Planning

Fred J. Hearn, Jr.

CEO, Hearn Pacific Corporation

Thomas F. Malloy

Insurance

Conrad W. Hewitt

Former California Superintendent, DFI
Former Managing Partner, Ernst & Young

Thomas Shelton

President & CEO, Joseph Phelps Vineyards

Stephen C. Spencer

Commercial Real Estate

Denise C. Suihkonen

Certified Public Accountant

James E. Tidgewell

Certified Public Accountant

North Bay BANCORP

EXECUTIVE MANAGEMENT

Terry L. Robinson

President & CEO since 1988

Glen C. Terry

President, The Vintage Bank
Joined in 1999

John Nerland

Senior Executive Vice President,
Chief Credit Officer
Joined in 2002

Virginia Robbins

Executive Vice President
Chief Operating Officer
Joined in 2006

Michael W. Wengel

Executive Vice President
Chief Financial Officer
Joined in 2006

Stephanie Rode

Senior Vice President
Risk Management
Joined in 2003

AREAS WE SERVE



OREGON
Grants Pass
Klamath Falls
Twin Falls
Eureka
Winnemucca
Elko
Redding
Sacramento
Reno
Carson City
NEVADA
Santa Rosa
Sacramento
NBAN
Stockton
San Francisco
Oakland
Tonopah
Palo Alto
San José
San Joacin
Monterey
Salinas
Fresno
CALIFORNIA
Las Vegas
Bakersfield
Santa Barbara
Pomona
San Bernardino
Los Angeles
Anaheim
Long Beach
Colorado
San Diego
Tijuana
Calistoga
St. Helena
Rutherford
Oakville
Yountville
Napa
Dixon
Vacaville
Fairfield
Suisun City
Rio Vista
Vallejo
Benicia

★ The Vinatge Bank Main Office ● The Vintage Bank Office Locations ★ Solano Bank Main Office ● Solano Bank Office Locations

North Bay BANCORP

NAPA COUNTY DEPOSIT MARKET SHARE



SOLANO COUNTY DEPOSIT MARKET SHARE



BAC 28%

WFC 18%

BNP Paribas 8%

WAMU 10%

USB 8%

WABC 8%

FNRN 6%

NBAN 4%

Other 10%

TOTAL DEPOSITS

June 30, 2005
$510 Million



26%

28%

30%

16%

June 30, 2006
$482 Million



18%

30%

35%

17%

NOW/Saving   CD's   Money Market   Demand





ASSET QUALITY

THE VINTAGE BANK

SOLANO BANK
A Division of The Vintage Bank

NON-PERFORMING ASSETS/TOTAL ASSETS



WHY STELLER ASSET QUALITY?

- ✦ Credit Culture

- ✦ Consistent Underwriting

- ✦ Relationship Banking

- ✦ Lend within our Markets

- ✦ Lend within Industries we Understand

North Bay
B A N C O R P

LOAN PORTFOLIO

June 30, 2005
$434 Million



18%
10%
8%
63%
1%

June 30, 2006
$450 Million



23%
9%
59%
5%
4%

Real Estate   Commercial & Industrial   Construction   Consumer   Commercial RE

North Bay BANCORP

A HISTORICAL PERSPECTIVE



North Bay BANCORP

ASSETS



NET INCOME



*Annualized

RETURN ON AVERAGE ASSETS



RETURN ON AVERAGE EQUITY



ANNUAL OPERATING EFFICIENCY



EARNINGS PER SHARE



MARKET CAPITALIZATION



FIVE YEAR STOCK PERFORMANCE

NORTH BAY BNCP

Splits:▼
as of 21-Jul-2006

NBAN
_GSPC
_IXIC

Jan02 Jan03 Jan04 Jan05 Jan06

+200%
+150%
+100%
+50%
0%
-50%

Volume

60
40
20
0

Thousands

Copyright 2006 Yahoo! Inc.

http://finance.yahoo.com/



RISK PROFILE


THE WATERFRONT

North Bay
BANCORP

BALANCE SHEET

▼ Investment Portfolio

- Agencies, municipals and mortgage-backed PAC's & vanilla pass-throughs
- No derivatives, structured notes, preferred stock, etc.

▼ Loan Portfolio – Clean

▼ No Significant Intangible Assets

▼ Stable Demand Deposit Base

■ Interest Rate Risk Near Zero

- Slightly asset sensitive in short run
- Slightly liability sensitive in longer run

■ No dependency on Cyclical Revenues

■ Low Cost Deposit Base Best Defense Against a Flat Yield Curve



2006 – 2007 PLANS

- Strengthen "Middle" Management in Key Areas
- Capture Automation Opportunities & Improve Processes in General
- Capture FTE Improvement Opportunities flowing from Management Upgrades and Automation of Processes
- Expand "Niche" Market Opportunities
  (Example: Professional Practice Finance Product)
- Enter Contra Costa County
  - Contiguous market – large population & deposit base
  - Minimal community bank competition in targeted geographic sections

NBAN is an Exceptional Franchise

- Stable
- Premier Markets
- Low Risk

Positive Outlook

- Solid Organic Growth
- Increasing Earnings Trend

ON - SITE VISITS ARE ENCOURAGED



North Bay BANCORP